UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

Tender Offer/Rights Offering Notification Form

Please place an X in the box(s) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)
Securities Act Rule 802 (Exchange Offer)
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)
Exchange Act Rule 14e-2(d) (Subject Company Response)

Aventis
(Name of Subject Company (issuer))

Republic of France
Jurisdiction of Subject Company’s Incorporation or Organization)

Aventis
(Name of Person(s) Furnishing Form)

3.25% Exchangeable Notes due 2003
(Title of Class of Subject Securities)

FR0000496713 (ISIN Code for Notes)
762426AC8 (CUSIP for ADNs)
(CUSIP Number of Class of Securities (if applicable))

Marc Silsiguen
Aventis
16 avenue de l’Europe
67300 Schiltigheim
France
(33) 3 8899 1100
(Name, address, (including zip code) and Telephone Number (including area code) of Person(s) Authorized to
Receive Notices and Communications on Behalf of Subject Company)

WITH A COPY TO:
J. Alan Bannister, Esq.
Clifford Chance
200 Aldersgate Street
London, EC1A 4JJ, England
(44) 207 600 1000

November 29, 2002
(Date Tender Offer/Rights Offering Commenced)

Part I.   INFORMATION SENT TO SECURITY HOLDERS

Item 1.   Home Jurisdiction Documents

The following documents are attached as exhibits to this Form:

Exhibit number	Description

1.	English Translation of Note d'Information (Offer to Purchase)
2.	Letter of Transmittal for Holders of American Depositary Notes
3.	Supplemental Information Document for Holders of American Depositary Notes

Item 2.   Informational Legends

Not applicable.

Part II.   INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The home jurisdiction document attached pursuant to Item 1 above (Exhibit 1) incorporates by reference Aventis's annual report in French (document de référence). The document de référence is reflected in all material respects in Aventis’s annual report on Form 20–F, filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2002 (the “Form 20–F”). The Form 20–F is not attached as an exhibit to this Form CB, but is available for inspection at the offices of the SEC and on Aventis's website, www.aventis.com.

Part III.   CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney of Form F–X was filed by Aventis concurrently with the furnishing of this Form.

Part IV.   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/	STEPHAN PETRI	/s/	BRUNO ANGRAND

Name:	Stephan Petri	Name:	Bruno Angrand
Title:	Head of Legal Operations	Title:	Head of Corporate Law

Date:	November 29, 2002

Back to Contents

Exhibit 1

English Translation of
Note d’Information
(Offer to Purchase)

This English language document is a free translation of the original French text and has been prepared under the responsibility of Aventis. Only the French text is legally binding.

Offer To Purchase
45,211,662 notes issued by Aventis, each exchangeable into one ordinary share of Rhodia initiated by

presented by

Terms of the Offer: Premium of 1.65% over the value of the notes calculated using a 0.25% credit spread for Aventis over the relevant benchmark government bond
Price expressed in Euros on December 3, 2002

Offer Period: from November 29, 2002 to December 5, 2002

In pursuance of Articles L.412-1 and L.621-8 of the French Monetary and Financial Code, the Commission des Opérations de Bourse issued visa no. 02-1183 dated November 27, 2002 for this Offer to Purchase pursuant to the provisions of its regulation nº 2002-04. This Offer to Purchase was drafted by Aventis and renders its signatories responsible. The visa neither implies approval of the price or timeliness of the transaction nor authentification of the accounting and financial information presented. It was issued following examination of the relevance and consistency of the information provided in the perspective of the Offer made to the bearers of the instruments to which it refers.

This Offer to Purchase incorporates by reference, as regards Aventis, the information in Aventis’s annual report (document de référence) filed with the Commission des Opérations de Bourse (“COB”) on April 5, 2002, under number D.02-191.

Copies of this Offer to Purchase and of the Aventis document de référence are available free of charge from:

•	JPMorgan Chase Bank, 14, Place Vendôme, 75001 Paris, France;
•	J.P. Morgan Securities Ltd, 10 Aldermanbury, London EC2V 7RF, United Kingdom;
•	J.P. Morgan Bank Luxembourg SA, 5 Rue Plaetis L-2338, Luxembourg; and
•	Aventis, Espace Européen de l’Entreprise, 16 avenue de l’Europe, 67300 Schiltigheim, France.

1.   Principal features of the exchangeable notes

On October 22, 1999, Aventis issued 45,211,662 3.25% notes due 2003, nominal value Euro 23.22 each, exchangeable into Rhodia shares (ISIN Code FR0000496713), hereinafter the “Notes”. The Notes were issued at Euro 23.22 each for a total amount of Euro 1,049,814,791.64. As of November 27, 2002, there were 45,211,662 Notes outstanding (meaning Notes issued and not yet redeemed or exchanged). The shares of Aventis are listed on the Premier Marché of Euronext Paris S.A. (Euroclear code 13046), the Frankfurt Stock Exchange and, in the form of American depositary shares (“ADSs”), on the New York Stock Exchange.

The terms and conditions of the Notes are set out in full in a prospectus (which received COB visa no. 99-1275 on October 15, 1999), and a supplemental prospectus (which received COB visa no. 99-1295 on October 20, 1999), relating to the admission of the Notes to the international section of the Premier Marché of Euronext Paris S.A. The principal terms of the Notes are set out below:

Issuer:	Rhône-Poulenc S.A. (now called Aventis).

Amount:	Euro 1,049,814,791.64 represented by 45,211,662 Notes, nominal value Euro 23.22 each (composed of Euro 1,014,371,737.20 represented by 43,685,260 Notes with a nominal value of Euro 23.22 each and a supplemental amount (overallotment option) of Euro 35,443,054.44 represented by 1,526,402 Notes with a nominal value of Euro 23.22 each issued by the Issuer at the request of the Joint Book-Running Lead Managers).

Form of the Notes:	The Notes were offered and sold in bearer and dematerialized form, as well as in the form of American depositary notes (“ADNs”) in the U.S. The Notes are admitted for clearance through the Sicovam, Clearstream and Euroclear book- entry systems and the ADNs are admitted for clearance through the book-entry system of the Depository Trust Company.

Entry into Possession and Settlement Date:	October 22, 1999.

Maturity Date:	October 22, 2003.

Issue Price:	100% of the par value.

Interest:	3.25% per year, payable when due on October 22 of each year starting on October 22, 2000. Each Note with respect to which the exchange right is exercised will cease to bear interest as from the interest payment date preceding the exercise date of the exchange option.

Exchange Right:	The Notes may be exchanged at any time, at the option of the bearer, during the exercise period of the exchange right, i.e., from October 22, 2000 until and including the eighth trading day[1] prior to the Maturity Date, into existing Rhodia shares, par value Euro 1 each[2]

1	References herein to “trading day” mean a day on which securities are traded on Euronext Paris S.A.

2	At the May 21, 2002 Rhodia shareholders’ meeting, shareholders voted to change the nominal value of the Rhodia shares from Euro 15 to Euro 1 per share. This change does not affect the terms and conditions of the Notes.

(the “Shares”), at an exchange ratio of one Share per Note, subject to adjustment with a view to maintaining noteholders’ rights in the event of occurrence of certain financial transactions. Each Share entitles the owner thereof to dividends and other distributions as from the delivery date following the exchange.

Escrow Agreement:	Prior to the listing of the Notes and pursuant to an escrow agreement dated October 22, 1999 (the “Escrow Agreement”), the Issuer transferred to a share escrow account at BNP Paribas a number of Shares corresponding to the number of Notes to be issued. The Issuer further agreed to transfer to the Share Escrow Account any additional Shares or other securities issued in connection with any adjustment of the exchange ratio due to the occurrence of certain financial transactions.

Scheduled Redemption:	100% of the nominal value of the Notes at maturity (Euro 23.22 per note, the “Redemption Price”) except (i) in the event of early redemption or repurchase by the Issuer or (ii) with respect to Notes for which the exchange right has been exercised.

Early Redemption:	The Issuer has the option to proceed with the redemption of all, but not less than all, of the Notes at the Redemption Price plus accrued interest:

(i) at any time after October 22, 2002, if the product of (x) the arithmetic mean of the latest listed prices of the Rhodia share on the Paris stock exchange for a period of 20 consecutive trading days and (y) the number of Shares to which the Notes outstanding on the twentieth trading day would confer entitlement on the basis of the exchange ratio in force on such twentieth day, is equal to or greater than 130% of the aggregate principal amount of the Notes outstanding on such date plus accrued interest; or

(ii) at any time, if the aggregate principal amount of the Notes remaining outstanding is less than 10% of the aggregate principal amount of the Notes originally issued.

The Issuer also has a right, upon a tender offer or exchange offer for the Shares, and an obligation, upon a squeeze-out offer for the Shares, to redeem all remaining outstanding Notes at a price equal to the greater of:

(i) the Redemption Price plus accrued interest; or

(ii) the product of the exchange ratio and the price of the latest public offer published and declared admissible by the French authorities prior to the early redemption date (or, in the event of a squeeze-out offer, the price of such offer).

Repurchase:	The Issuer reserves the right to proceed with on or off market repurchases. Repurchased Notes will be cancelled.

Ranking of the Notes:	Subject to mandatory provisions of French law, the Notes constitute direct, unconditional, unsubordinated and unsecured undertakings of the Issuer, having the same rank as all other present or future unsecured debt of the Issuer.

Fungibility:	The Issuer reserves the right to issue, without the prior consent of the noteholders, new notes which may be fully fungible with the Notes.

Financial and Exchange Servicing:	The financial and exchange servicing of the Notes is ensured by BNP Paribas as principal paying agent and principal exchange agent and by BNP Paribas Luxembourg as paying agent and exchange agent.

Tax Status:	As the Notes are Euro-denominated, they are deemed to be issued outside of France, and the payment of interest or any other income made by the Issuer under the Notes will be made without any deduction or withholding in France in accordance with Article 131 quater of the French General Tax Code.

Listing:	The Notes are admitted to trading on the Premier Marché of Euronext Paris S.A. (international issues) and on the Luxembourg Stock Exchange.

Market Member Specializing in the Listing:	Courcoux-Bouvet.

Applicable Law:	French law.

Introducing Institution:	BNP Paribas.

Rhodia Shares:	The Shares are listed on the Premier Marché (admitted to the Deferred Settlement Service, or SRD) of Euronext Paris S.A. and, in the form of American depositary shares, on the New York Stock Exchange. Société Générale is mandated to hold the account of the Shares held in registered form and is paying agent. Shares held in bearer form are recorded in an account with an authorized financial intermediary, selected by the bearer. The servicing of the Shares and their financial servicing is ensured by Société Générale, 32, rue du Champ de Tir, 44300 Nantes, France.

As at November 27, 2002, the share capital of Rhodia consisted of a single class of 179,309,188 ordinary shares, nominal value Euro 1 each.

2.	Information concerning the offer

2.1	Context of the Transaction

Aventis (formerly Rhône-Poulenc S.A.) (the “Bidder”) is the result of the combination of Rhône-Poulenc with Hoechst AG by way of the public exchange offer by Rhône-Poulenc for the share capital of Hoechst completed in 1999. During the antitrust review process of the transaction carried out by the European Commission in Europe and by the U.S. Federal Trade Commission in the United States, Rhône- Poulenc committed itself to a progressive withdrawal from the share capital of Rhodia and, specifically, to the disposal of most of its Rhodia stake by April 2004.

In this context, Aventis agreed to withdraw immediately from Rhodia (i) by selling Shares on the market, thus reducing its interest in Rhodia from 67.3% to 25.21%, then (ii) by simultaneously issuing the Notes whose underlying shares represented the equivalent of 25.21% of Rhodia’s capital.

2.2	Purpose of the Transaction

Over the previous two-year period, the market price of the Shares has remained far below the current strike price of the Notes (i.e., Euro 23.22). It is therefore unlikely that noteholders will exercise their exchange right prior to the Maturity Date; consequently, without this Offer, it is likely that Aventis will redeem the Notes for cash in October 2003 and will continue to retain its residual interest in Rhodia.

Under these conditions, Aventis preferred advancing the redemption of the Notes by proposing to noteholders this tender offer for 45,211,662 Notes (the “Offer”).

The Offer was approved by the Management Board of Aventis on September 9, 2002.

The Offer will enable Aventis to remove the Notes from the market, by offering the noteholders exit conditions which are more advantageous than the exercise of the exchange right or the holding of the Notes until maturity. In addition, the Offer will enable Aventis to optimize the terms and conditions of its divestiture of Rhodia and to benefit, in this respect, from greater flexibility, while reducing the potential negative effect that awaiting the maturity of the Notes could have on the market price of the Shares.

2.3	Intentions of the Bidder

Notes that have been repurchased pursuant to the Offer will be cancelled and the escrow commitments put in place in relation to the exchange rights under such Notes will cease to apply to the corresponding Shares.

Aventis intends to dispose of the Shares underlying the repurchased Notes by any means, including by disposing of the Shares on the market or over-the-counter, whether by way of financial transactions or in the context of a transaction with industrial or other parties. However, Aventis does not intend to sell on the market the Shares underlying the Notes repurchased pursuant to the Offer if it appears that such disposal would have a negative impact on the market price of the Shares.

Furthermore, depending upon the level of acceptance of the Offer by noteholders, i.e., if the aggregate principal amount of the Notes outstanding following the Offer is less than 10% of the aggregate principal amount of the Notes originally issued, Aventis intends to proceed with the early redemption of the Notes as described hereafter in Section 2.4.3.

2.4	Terms and Conditions

2.4.1	Terms and conditions of the Offer

JPMorgan Chase Bank (Paris Branch) (“JPMorgan”), the institution presenting the Offer acting on behalf of Aventis (in such capacity, the “Presenting Institution”), guarantees, in its own name, the irrevocable nature of the purchase undertakings made by the Bidder.

The Offer described in this Offer to Purchase will be valid from November 29, 2002 until and including December 5, 2002 (the “Expiration Date”) at 5:00 p.m., Paris time, with respect to the Notes and at 5:00 p.m., New York time, with respect to the ADNs. A notice from Euronext Paris advertising the opening of the Offer and specifying the terms and conditions and schedule will be published, in accordance with applicable regulations, on November 28, 2002.

Noteholders, other than holders of Notes in ADN form, who would like to tender their Notes pursuant to the terms of the Offer must remit to their authorized intermediary (e.g., bank, broker, custodian, etc.) an order to tender using the specimen made available to them by such intermediary, at the latest on the Expiration Date at 5:00 p.m., Paris time. Authorized intermediaries will transfer tendered Notes to a designated Euronext Paris account.

The Notes tendered pursuant to the Offer must be free of all liens, pledges and restrictions of any nature whatsoever.

Orders to tender Notes may be withdrawn at any time prior to 5:00 p.m., Paris time, on the Expiration Date by notice from the tendering noteholder to its financial intermediary. Thereafter, tenders will be irrevocable.

Holders of Notes in the form of ADNs may withdraw their orders to tender by following the procedures communicated to them by The Bank of New York.

Settlement, through the Euronext Paris centralized offer process, will occur after completion of the centralization procedures, in accordance with the timeline of principal steps set out in indicative form below:

Opening of the Offer:	November 29, 2002

Determination of the definitive offer consideration (in Euro) and publication thereof on the Aventis website and in a Euronext Paris notice:	December 3, 2002

Publication of the definitive offer consideration (in Euro) in the French daily newspaper Les Echos and in a press release from Aventis:	December 4, 2002

Publication of the definitive offer consideration (in Euro) in the Wall Street Journal and the Luxemburger Wort:	December 5, 2002

Closing of the Offer:	December 5, 2002 (5 trading days)

Euronext Paris notice relating to the result of the Offer:	December 12, 2002

Aventis press release announcing the result of the Offer and Aventis’s decision as to whether or not to proceed:	December 12, 2002

Settlement for the tendered Notes with financial intermediaries:	December 19, 2002

Settlement for the tendered ADNs:	December 23, 2002

2.4.2	Offer Consideration

For each Note (nominal value Euro 23.22) validly tendered, Aventis will pay tendering noteholders an amount (the “Offer Consideration”) determined as follows. The Offer Consideration will represent a fixed premium of 1.65% (the “Premium”) over the value of the Note calculated at 12:00 noon, Paris time, on the third trading day of the Offer (December 3, 2002) in accordance with the procedure described below (the “Final Value”).

The Final Value will be determined (see Section 2.6.2 for a numerical example provided for information purposes only) by calculating the present value of the future cash flows of the Notes at the settlement date (December 19, 2002) (taking into account the remaining interest payment and the Redemption Price) using a discount rate equal to the yield of the benchmark French government bond (6.75% OAT due October 25, 2003) (such yield determined pursuant to the procedures set out below), increased by a fixed spread of 0.25% (corresponding to the credit spread attributable to Aventis for such maturity date) (the “Spread”). The Final Value includes the value of the coupon on the settlement date. For its calculation, the option component of the Notes has not been taken into account (see Section 2.6.2).

The yield of the 6.75% OAT due October 25, 2003 will be determined on the third trading day of the Offer (December 3, 2002) at 12:00 noon, Paris time, based upon quotations of bid and ask prices from the following six institutions: Crédit Lyonnais; CSFB; Commerzbank; Crédit Commercial de France; BNP Paribas; and Société Générale.

These quotations are available on Bloomberg page FRTR 6.75 10/03 Corp ALLQ. With respect to the quotations from each of these institutions, the Presenting Institution will establish a median price corresponding to the arithmetic mean of the bid and ask prices; the highest and lowest median prices will then be eliminated and an average price will be calculated thereafter based on the remaining median prices.

On the third trading day of the Offer (December 3, 2002), the Offer Consideration per Note will be set definitively as being equal to the Final Value plus the Premium, and will remain fixed until the last day of the Offer.

For information purposes only, the application of the above formula on November 26, 2002, would result in the Offer Consideration per Note being equal to Euro 23.74 (this example is purely illustrative and has no bearing on the actual Offer Consideration amount which will be determined on the third trading day of the Offer, as described above).

As soon as possible on the third trading day of the Offer, (December 3, 2002), the definitive Offer Consideration will be posted on the Aventis website (www.aventis.com), and will be published in a Euronext Paris notice. The amount of the definitive Offer Consideration will also be available, upon request, at the following telephone numbers:

• JPMorgan Chase Bank (Paris branch):	+33 1 40 15 41 69

• J.P. Morgan Securities Ltd. (London, UK):	+44 207 325 0452

• J.P. Morgan Bank Luxembourg SA:	+352 462 685 496

On the second trading day prior to the close of the Offer (the fourth trading day of the Offer, December 4, 2002), the definitive Offer Consideration will be published in an Aventis press release and in the French daily newspaper Les Echos. On the final trading day of the Offer (the fifth trading day of the Offer, December 5, 2002), the information will be published in the Wall Street Journal and in the Luxemburger Wort.

From the commencement of the Offer through 12:00 noon, Paris time, on the third trading day of the Offer, the terms of the Offer may be calculated using (i) the Premium and (ii) the Spread (both such parameters to be definitively set at the commencement of the Offer).

The value of the Notes (the “Theoretical Value”) will be calculated as indicated in Section 2.6.2 below.

2.4.3	Special conditions relating to early redemption

Pursuant to the terms and conditions of the Notes, Aventis will exercise its option to redeem the Notes outstanding following the Offer if their amount is less than 10% of the aggregate par value of the Notes issued. This redemption will be completed at a price equal to the nominal value of the Notes, plus accrued interest.

2.4.4	Aggregate number of Notes that may be tendered pursuant to the Offer

All outstanding Notes (i.e. 45,211,662 Notes), including (as at November 25, 2002) 246,700 Notes in the form of ADNs, may be tendered into the Offer. As of the date hereof, Aventis does not own any Notes.

2.4.5	Minimum Acceptance Condition of the Offer

The Offer is subject to the condition that noteholders validly tender at least 80% of the outstanding Notes. However, Aventis has the right to waive this minimum acceptance condition and to proceed with the completion of the Offer by purchasing all of the Notes validly tendered.

2.4.6	Means of Financing the Transaction

The number of Notes eligible to be tendered to the Offer is 45,211,662. The Offer Consideration will be financed through existing cash resources of Aventis and by the issuance of commercial paper under Aventis’s existing U.S. $2 billion commercial paper program.

As the amount of the proposed Offer Consideration is likely to be very close to the nominal value of the Notes, financing of the Offer is not expected to have a significant impact on the indebtedness, assets, operations or financial results of Aventis.

2.4.7	Offer abroad

	2.4.7.1	United States of America

The Offer also is being made into the U.S. The Notes may be tendered pursuant to the Offer and may be sold to Aventis by or on behalf of individuals located in the U.S. on the basis of this Offer to Purchase.

2.4.7.2	Other countries

The distribution of this offer document as well as the making of the Offer may, in some jurisdictions, be subject to specific regulations. Individuals in possession of this offer document must inform themselves as to any applicable local restrictions and comply therewith.

2.5	Tax Consequences of the Offer

In light of currently applicable tax laws, the following provisions summarize the French tax consequences for noteholders. Individuals and corporate entities must nonetheless verify, with their own tax advisors, which tax regime applies to their particular situation. Additionally, individuals and corporate entities subject to tax regimes other than the French tax regime (particularly holders of Notes in the form of ADNs) should inform themselves of applicable tax consequences.

2.5.1	French tax residents

	2.5.1.1	Individuals holding securities for their own account

Pursuant to Article 150-0 A of the French General Tax Code, capital gains realized by individuals will be taxable at the rate of 16% as from the first euro, if the aggregate amount of their sales of securities over the course of the calendar year exceeds a threshold of Euro 7,650 per taxpayer (Article 200 A 2 of the French General Tax Code), to which may be added:

• a 7.5% contribution sociale généralisée (Articles 1600-C and 1600-0 E of the French General Tax Code),

• a 2% social security contribution (Article 1600-0 F bis III 1 of the French General Tax Code),

• a 0.5% contribution pour le remboursement de la dette sociale (Article 1600-0 L of the French General Tax Code).

Capital losses may be offset against capital gains of the same nature for the current year and the five following years, provided that the threshold of Euro 7,650 referred to above has been exceeded.

2.5.1.2	Corporate entities subject to corporate tax

Sale of the Notes will result in the reporting of a profit or loss in taxable earnings. The amount of the profit or loss will be equal to the difference between the sale price and the acquisition price of the Notes, increased, as the case may be, by previously taxed and unrealized redemption premia. Such amount will be subject to corporate tax at the rate of 331/3% (or, as the case may be, at the reduced rate of 25% or 15%). A contribution equal to 3% of the corporate tax for fiscal years ending after January 1, 2002 will be added thereto (Article 235 ter ZA of the French General Tax Code).

In addition, a social security contribution of 3.3% will apply (Article 235 ter ZC of the French General Tax Code); it will be levied on the amount of the corporate tax reduced by a deduction of Euro 763,000 per twelve-month period. However, companies with turnover below Euro 7,630,000, the capital of which is fully paid up and at least 75% of which has been held continuously by individuals or a company meeting the same conditions in terms of fully paid up capital, turnover and capital holding will be exempted from this contribution.

2.5.2	French tax non-residents

For persons not domiciled for tax purposes in France within the meaning of Article 4 B of the French General Tax Code, as well as for persons with a registered office located outside of France (and without a stable or permanent establishment in France the assets of which include the Notes), capital gains arising from the sale of Notes will not be subject to taxation in France (Article 244 bis C of the French General Tax Code).

2.6	Determination of the proposed Offer Consideration in conformity with market conditions

This section presents the various methodologies used to determine the amount of the proposed Offer Consideration and its conformity with market conditions (and provides, for information purposes only, a numerical example of the applied valuation methodology):

• historical market price of the Notes;
• theoretical value of the Notes.

2.6.1	Historical market price of the Notes

The table below shows the latest historical market prices of the Notes as reported by Fininfo, reflecting the prices observed on Euronext Paris. It is worth noting the very low liquidity of the Notes on the regulated markets. As an example, over the last three months, there were 25 trading sessions during which only a single Note was traded per session (source: Euronext). A significant portion of the trading of the Notes occurs in the over-the-counter market, making the calculation of useful average trading prices impossible. Consequently, publicly available market price data for the Notes as observed on Euronext Paris is not considered to be representative of the price of the Notes and this methodology has not been applied.

	Market Price of Notes (Euros)	Volume over specified period (number of Notes)

November 26, 2002 (Closing Price)	23.50	1
Volume Weighted Average Price over:
1 week	22.83	6
2 weeks	23.00	14
1 month	23.13	1,631
3 months	23.69	90,688
6 months	23.54	2,125,600
1 year	23.41	3,052,067

	Market Price of the Notes (Euros)		Volume over specified period (number of Notes)
	Low	High

2002
November (through November 26)	22.25	25.00	322
October	22.20	25.30	15,049
September	22.10	26.00	54,960
August	22.00	24.60	1,439,638
July	22.60	24.30	21,098
June	22.30	24.30	591,121
May	23.10	24.25	441,900
April	22.80	25.39	99,814
March	22.85	23.20	209,173
February	22.55	23.20	49,699
January	22.70	23.12	77,924

(Source: Euronext)

For the reasons set out above, the historical market price of the Notes is not relevant to the determination of the proposed Offer Consideration and therefore has not been taken into account.

2.6.2	Determination of the Theoretical Value of the Notes

The Theoretical Value may be broken down into (i) a bond component and (ii) an option component. The value of the bond component is determined by discounting the cash flows of the Notes, while the value of the option component is calculated by application of a Black & Scholes-type methodology. This methodology was selected because it corresponds to market practice for valuing equity options. We present below, for information purposes only, a numerical example of the applied valuation methodology. This example is purely illustrative and has no bearing on the Offer Consideration which will be fixed on December 3, 2002, the third trading day of the Offer.

Calculation of the value of the option component

Given the current price level of the Shares, i.e., Euro 7.13 per share as of November 26, 2002, the value of the option component of the Notes is close to nil, regardless of the market assumptions of volatility used (historic or implicit). Using the Black & Scholes method, assuming a gross dividend of Euro 0.21[3] and a volatility of 38.8%, the value of a call option on the Shares, with an exercise price of Euro 23.22 expiring on October 22, 2003, is approximately Euro 0.001, i.e., less than 1/1000 of the nominal value of a Note (Euro 23.22).

Calculation of the value of the bond component (discounted cash flow method)

The value of the bond component may be determined by discounting future cash flows until the Maturity Date (October 22, 2003), taking into account the coupon payable on October 22, 2003 (3.25% of the nominal amount), and the repayment of the nominal amount (Euro 23.22) on October 22, 2003.

By assuming a discount rate equal to the total of:

–	the yield to maturity of the liquid benchmark French government bond of directly comparable maturity, i.e., the 6.75% OAT due October 25, 2003, which is 2.927% (as determined in accordance with the procedures set forth on Section 2.4.2), and

–	the credit spread for Aventis of 0.25% as compared to the yield on the benchmark French government bond,

the present value of the discounted cash flows at the settlement date (December 19, 2002) is approximately Euro 23.35, i.e., 100.57% of the principal amount of Euro 23.22 per Note. This amount includes the value of the current coupon of Euro 0.12 at the settlement date of the Offer.

Numerical example

The value of the option component of the Notes being negligible, it was not included in the determination of the Theoretical Value. The Theoretical Value is therefore equal to the value of the bond component, which, at November 26, 2002, based on the settlement date of December 19, 2002, was Euro 23.35 per Note, i.e., 100.57% of the nominal amount of Euro 23.22 per Note.

3	Source: IBES – provider of collected industry analyst forecasts and market consensus information on company results

Link Between Theoretical Value and Final Value

As indicated in Section 2.4.2, the Theoretical Value will be calculated on the third trading day of the Offer (December 3, 2002) in the manner specified in Section 2.4.2. The result of such calculation will be deemed the Final Value, and will permit the determination of the Offer Consideration.

3.	Information about Aventis

3.1	Annual report (document de référence) filed with the COB

The presentation of Aventis appears in an annual report (document de référence) filed with the Commission des Opérations de Bourse under number D.02-191 on April 5, 2002, which is incorporated by reference into this Offer to Purchase. Aventis files annual reports in the U.S. with the Securities and Exchange Commission (“SEC”) on Form 20-F and submits additional information to the SEC under cover of Form 6-K.[4]

Except for the information presented below, the contents of the annual report (document de référence) remain accurate as of the date of this Offer to Purchase.

3.2	Significant changes since the date of the annual report (document de référence)

	3.2.1	Corporate governance

Following the General Meeting of Shareholders on May 14, 2002, the Supervisory Board elected Jürgen Dormann Chairman of the Supervisory Board, and Jean-René Fourtou Vice Chairman of the Supervisory Board.

The Aventis Management Board, elected at the Supervisory Board meeting of May 14, 2002, now includes the following members:

Igor Landau, Chairman of the Aventis Management Board.

Richard J. Markham, Vice Chairman of the Management Board and Chief Operating Officer.

Patrick Langlois, Vice Chairman of the Management Board and Chief Financial Officer.

Frank L. Douglas, member of the Management Board and Executive Vice President for Drug Innovation & Approval.

Heinz-Werner Meier, member of the Management Board and Executive Vice President for Human Resources.

Dirk Oldenburg, member of the Management Board and Executive Vice President and General Counsel.

Thierry Soursac, member of the Management Board and Executive Vice President for Commercial Operations.

4	This footnote has been added to the English translation for the convenience of the reader. The document de référence is reflected in all material respects in Aventis’s annual report on Form 20-F, filed with the SEC on April 8, 2002 (the “2001
Form 20-F”). The 2001 Form 20-F is available for inspection at the offices of the SEC and on Aventis’s website, www.aventis.com.

3.2.2	Sale of CropScience

The acquisition of Aventis CropScience by Bayer was completed on June 3, 2002, after having been approved by the U.S. Federal Trade Commission (“FTC”) and the European Commission. The clearances are subject to certain commitments to be fulfilled by Bayer after the closing. The enterprise value of the transaction is Euro 7.25 billion. Aventis held 76% of the capital in Aventis CropScience, and Schering AG held 24%. The benefit for Aventis under the transaction is about Euro 5.7 billion in the form of cash payment and debt deconsolidation. This benefit will substantially enhance the financial flexibility of Aventis to further strengthen its pharmaceutical business through targeted acquisitions, partnerships or in-licensing agreements.

3.3	Recent developments and future prospects

Aventis’ half-year results for 2002 have been published in the Bulletin des Annonces Légales Obligatoires dated October 30, 2002, at pages 23154 to 23167 and submitted to the SEC under cover of Form 6-K, dated October 30, 2002.[5]

Press Release dated October 29, 2002 on operations during third quarter of 2002

Aventis today reported consolidated nine-month group net sales of €15.781 billion compared with €17.002 billion in the year-ago period. This decline was mainly due to the divestment of industrial activities in 2001 and of CropScience in the first half of 2002. Group net income rose to €2.061 billion during the first nine months of 2002 compared to €1.121 billion in same period of 2001. Consolidated earnings per share (EPS) for the Aventis group increased to €2.60 during the first nine months of 2002 compared to €1.43 in the year-ago period. These consolidated results include contributions from non-core activities.

Core business maintains strong growth in third quarter

Despite a more challenging market environment: Sales activity rises 10.8%, net income up 21%

During the third quarter of 2002, net sales of the core business, which comprises prescription drugs and human vaccines as well as the 50% equity interest in the animal health joint venture Merial and corporate activities, rose 10.8% to €4.234 billion on an activity basis (excluding currency and structural effects). Core business EBITA increased by 15% to €1.182 billion, while the EBITA margin rose 3 percentage points to 27.9%. Net income for the core business grew 21% in the third quarter to €560 million from €461 million, while EPS grew 21% to €0.71 from €0.59.

During the first nine months of 2002, core business sales increased 11.5% to €13.033 billion on an activity basis. Core business EBITA rose 20% to €3.292 billion compared to €2.745 billion in the year-ago period, while the EBITA margin rose 2.7 percentage points to 25.3%. Net income for the nine-month period rose 30% to €1.498 billion compared to €1.154 billion. EPS increased 29% to €1.89 from €1.47.

The gross margin of the core business during the first nine months increased 1 percentage point to 74.2%.

5	This footnote has been added to the English translation for the convenience of the reader. The October 30 Form 6-K is available for inspection at the offices of the SEC and online, through the SEC’s Electronic Data Gathering And Retrieval system or “EDGAR”.

Aventis is on track to achieve its full-year objectives

“The strong performance during the first nine-months confirms that Aventis is on track to achieve its full-year targets for 2002. Sales of our strategic brands rose 30% and represented 54% of our prescription drugs business while our vaccines business grew 12%. At the same time, we continued to perform strongly in key geographic markets, led by the United States, where sales increased 22% on an activity basis. As our existing growth drivers have significant potential for incremental growth, Aventis should remain one of the fastest-growing global pharmaceutical companies,” said Igor Landau, Chairman of the Management Board.

U.S. sales activity rises 21% in third quarter and represents 41% of total core business sales

Core business sales in the United States rose 20.9% on an activity basis to €1.724 billion during the third quarter of 2002, while nine-month sales increased 21.8% to €5.047 billion. The United States accounted for 41% of total core business sales during the third quarter of 2002 compared to 38% in the year-ago period.

Despite cost containment measures and drug price reductions imposed by health authorities in the course of the year in major European markets, Aventis was able to expand sales due to the continued growth of its key strategic brands. Sales activity during the third quarter grew in France by 2.4% to €551 million and in Germany by 6.7% to €265 million. In Italy, third-quarter sales activity rose 11.7% to €131 million and the United Kingdom sales activity increased by 11% to €96 million. In Japan, core business sales activity increased 1.5% to €212 million.

Sales of strategic brands rise 29% in third quarter and represent 56% of total prescription drugs sales

The prescription drugs business generated third-quarter sales of €3.753 billion, an activity increase of 9.5%. Sales of strategic brands, a group of key prescription drugs, rose 29.1% on an activity basis to €2.084 billion in the third quarter of 2002 and accounted for 56% of total prescription drug sales, up from 47% in the same period of 2001.

Sales growth during the third quarter was driven by well-established strategic brands and recently launched products:

• Allegra/Telfast (fexofenadine), for the treatment of allergies, delivered strong growth with sales increasing by 32.7% on an activity basis to485 million in the third quarter. In the U.S., Allegra achieved a leadership position in the market for non-sedating antihistamines in September by capturing a 30.4% share of new prescriptions. U.S. sales activity during the third quarter rose 31.5% to €428 million. In Japan, Allegra generated sales of €118 million during the first nine months, up 32.3% compared to the year-ago period.

• Lovenox/Clexane (enoxaparin sodium) for the prophylaxis and treatment of arterial and venous thrombosis, including deep vein thrombosis (DVT), unstable angina (UA), and non-Q-wave myocardial infarction (NQMI), generated third-quarter sales of €356 million, an activity increase of 10.1%. On an activity basis, sales grew 19.6% outside the U.S. to €130 million and rose 5.6% in the U.S. to €227 million. This current growth rate in the U.S. reflects the effect of a change in the timing of purchasing patterns by some major customers, which led to a swing in inventory levels compared to the year-ago period. Based on IMS data, the market demand for Lovenox in the U.S. corresponded to an increase of 19.5% for the third quarter and 17.5% for the first nine-months compared to the same periods in 2001.

The changes in the U.S. label of Lovenox, regarding the use in patients with prosthetic heart valves, had also an effect on the sales evolution. Aventis submitted recently a supplement to the FDA with proposed revisions to the label.

• Taxotere (docetaxel), for the treatment of locally advanced or metastatic breast cancer and non-small-cell lung cancer (NSCLC), achieved sales of €321 million in the third-quarter, an increase of 33.8% from the year-ago period.

• Delix/Tritace/Triatec (ramipril), an ACE inhibitor approved for the treatment of hypertension, heart failure and for preventing stroke, heart attack and cardiovascular death in patients at risk for cardiovascular events, generated third-quarter sales of €224 million, an activity increase of 34.1% compared to the year-ago period.

Recently launched products continue successful roll-out in key markets

The successful roll-out of innovative products in key markets such as the new anti-diabetic agent Lantus in the UK, the novel antibiotic Ketek for respiratory tract infections in France, and the once-a-week dosage form of Actonel for the treatment of osteoporosis the U.S. and in its first European market also contributed to the good performance:

• Lantus (insulin glargine), for the treatment of type 1 and type 2 diabetes, achieved sales of €82 million during the third quarter. An important benefit of Lantus is good metabolic control with less nocturnal hypoglycemia compared to NPH insulin. Lantus has the potential to fundamentally transform the treatment of diabetes and improve the lives of patients through an aggressive treat-to-target approach for HbA1c levels, convenient dosing and earlier insulinization. At the end of August Lantus was launched in the United Kingdom, making the drug available to the estimated 2.5 million people with diabetes. This launch is the latest step in the global roll-out of Lantus that will continue through 2003 and 2004.

• Ketek (telithromycin) is the first ketolide antibiotic for the treatment of upper and lower respiratory tract infections, including those caused by bacteria resistant to some commonly used antibiotics. Ketek has been approved in all major EU and Latin American markets and is in the process of being launched in these markets. In September, Ketek was launched in France and has captured more than 4% of the oral antibiotic market in its first month on that market.

• Actonel (risedronate sodium), for the treatment and prevention of osteoporosis, is being co-developed and co-marketed by Aventis and Procter & Gamble through the Alliance for Better Bone Health. During the third quarter of 2002, Actonel generated combined sales for Aventis and Procter & Gamble of €134 million compared to €81 million in the year ago-period. Since the launch of the 35-mg once-a-week dosage form of Actonel in the U.S. in June of this year, Actonel’s share of new prescriptions has increased by more than 50%. In the third quarter, Actonel represented 16% of the total oral bisphosphonate market in the U.S. The once-a-week dosage form was also recently launched in Sweden, the reference member state for the Mutual Recognition Procedure in Europe. Further approvals of this new dosage form in major European markets are expected as of early 2003.

Vaccines sales activity up 21.5%

The vaccines business had a strong third quarter with sales totaling €487 million, this is an activity increase of 21.5% compared to the year- ago period. Pediatric combination vaccines achieved sales of €137 million, representing an increase of 35.9% on an activity basis, and influenza vaccines sales activity grew by 18.1% to €219 million (product sales include non-consolidated sales in Europe by Aventis Pasteur MSD, a joint venture with Merck & Co.).

More key developments during the third quarter of 2002

• In 2001, Aventis received an approvable letter from the FDA for Ketek for treatment of community-acquired pneumonia, acute sinusitis and acute exacerbation of chronic bronchitis requesting additional safety data. In August 2002, Aventis filed with the FDA a complete response to this approvable letter for Ketek, including data from a 24,000 patient study. The results of this study, which were presented at the Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC) in September, supported the safety and effectiveness of this drug. Regulatory approval in the U.S. is expected early 2003.

• In September, the European Committee for Proprietary Medicinal Products (CPMP) issued a positive recommendation for Taxotere for the first-line treatment of non-small-cell lung cancer (NSCLC). The approval of Taxotere for this significant indication by the European Agency for the Evaluation of Medicinal Products (EMEA) is anticipated by the end of the year. This approval would provide Taxotere access to the estimated €1.5 billion first-line treatment market for NSCLC.

• In September, new data on Lovenox/Clexane was presented at the European Society of Cardiology (ESC) annual meeting in Berlin, showing the safety and efficacy of this drug in cardioversion procedures for restoring normal heart rhythm, and in early intervention procedures for unstable heart disease patients.

• The results of recently completed studies on Lantus were presented at the European Association for the Study of Diabetes meeting in September and reinforced the wealth of data showing Lantus to be safe and effective in treating type 1 and type 2 diabetes, with fewer incidence of hypoglycemic events.

• A major study on Actonel, which was presented in September at the annual meeting of the American Society of Bone and Mineral Research (ASBMR), showed that post-menopausal women with osteoporosis treated with 5 mg daily risedronate experienced a 70% reduction in the risk of moderate and severe vertebral fracture within one year of treatment.

• Aventis and Viatris have completed a proof of concept (phase IIa) clinical trial for dexlipotam, a compound that has been studied for the treatment of diabetes as well as for the treatment and prevention of late-stage diabetic complications. Aventis had licensed dexlipotam from Viatris (formerly Asta Medica) in April 2001. As anti-diabetic effects could not be proven, the development agreement has been terminated and Aventis has returned all rights to Viatris.

Merial

In the first nine months of 2002, sales by the animal health business Merial – a 50-50 joint venture with Merck & Co. accounted for using the equity method – rose 6% on an activity basis to €1.435 billion. Sales by Merial are not consolidated in the Aventis core business sales.

Non-core activities

In total, sales from non-core activities declined to €2.780 billion during the first nine months of 2002 compared to €4.899 billion in the year- ago period due to the divestment of industrial activities in the course of 2001 and the sale of Aventis CropScience in the first half of 2002.

Aventis is dedicated to improving life by treating and preventing human disease through the discovery and development of innovative prescription drugs for important therapeutic areas as well as human vaccines. In 2001, Aventis generated sales of €17.7 billion, invested €3 billion in research and development and employed approximately 75,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release other than factual or historical information, including but not limited to statements of or relating to Aventis’ financial projections, plans and objectives for future operations, predictions of future product sales or economic performance, and assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the success of new products, the strength of competition, the success of research and development efforts, the outcome of significant litigation, the effectiveness of patent protection, the effects of currency exchange fluctuations, and other factors. Estimates of future product sales can be particularly subject to uncertainty due to the multitude of factors that could cause actual results to differ materially. Such factors include, but are not limited to, adverse outcomes in patent infringement litigation; entry into the market of new products, or of generic or over-the-counter versions of Aventis’ products or of competing products; undesirable or untimely regulatory or legislative actions, such as forced conversion of prescription drugs to over-the-counter status; inability to obtain regulatory approval to market drugs for certain indications; and limitations on revenues imposed by volume purchasers, government entities, and by operation of law. Aventis disclaims any obligation to revise or update any such forward-looking statement. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission.

Brand names appearing in italics throughout this document are trademarks of Aventis, and/or its affiliates, with the exception of trademarks that may be used under license by Aventis and/or its affiliates, such as Actonel, a trademark of Procter & Gamble Pharmaceuticals.

Aventis1
All Consolidated Businesses
Consolidated Income Statement 2002

YTD	YTD	in € million	Q3 / 2002	Q3 / 2001
2002	2001

15,781	17,002	Net sales	4,477	5,356
(4,868)	(5,932)	Cost of goods sold	(1,270)	(1,801)

69.2%	65.1%	Gross margin (as % of sales)	71.6%	66.4%

(5,398)	(5,390)	SG&A and other operating Inc. / Exp.	(1,308)	(1,656)
(2,533)	(2,550)	Research & Development	(761)	(880)
(34)	(21)	Restructuring	(5)	(7)
(799)	(486)	Goodwill amortization	(134)	(162)
2,150	2,623	Operating profit	999	851
237	121	Equity in earnings of affiliated companies	96	35
(261)	(554)	Interest expenses	(46)	(170)
1,349	(27)	Miscellaneous non oper. inc. / and exp.	(95)	(40)

3,475	2,162	Income before tax	954	676

(1,279)	(833)	Tax	(351)	(260)
(70)	(130)	Minority interests	(9)	(6)
(65)	(79)	Preferred remuneration	(21)	(18)

2,061	1,121	Net Income	573	391

793,252,821	786,235,375	Average number of outstanding shares	792,791,999	786,431,530

2.60	1.43	EPS in € per share	0.72	0.50

3.61	2.04	EPS before goodwill amortization in € per share	0.89	0.70

1	unaudited

Percentages are calculated before rounding the data in million euros

Strategic Activities

The core business is comprised of activities that the Group considers as strategic and intends to retain. It includes primarily Prescription Drugs, Aventis Pasteur, Merial (accounted for under the equity method) and the Corporate activities (comprised mainly of parent companies, financing and insurance entities).

The non-core activities include businesses that the Group has divested in the period or intends to divest in the foreseeable future. Aventis CropScience and Aventis Animal Nutrition have been divested respectively in June and April 2002. The non-core activities being left are comprised mainly of Rhodia, Wacker (accounted for under the equity method) and Aventis Behring.

The profit and loss accounts for the non-core activities include the results of these activities until the date when they are disposed of, the gain or loss on disposal as well as other charges related to divested activities but incurred after the date of disposal.

These statements represent management’s expectations, targets and intentions and involve risks and uncertainties.

Aventis Core Businesses
Selected Financial Data Related to Consolidated Income Statement 20021

YTD 2002	YTD 2001	Total Variance %	in € million	Q3 / 2002	Q3 / 2001	Total Variance %

13,033	12,151	7.3%	Net sales	4,234	4,134	2.4%

		11.5%	Activity variance in percentage of Net sales[2]			10.8%
(3,369)	(3,254)		Cost of goods sold	(1,120)	(1,127)

74.2%	73.2%		Gross margin (as % of sales)	73.6%	72.7%
(4,251)	(4,242)	0%	SG&A and other operating Inc. / Exp.	(1,254)	(1,334)	–6%
(2,274)	(2,086)	9%	Research & Development	(736)	(725)	1%
(17)	(3)		Restructuring	(4)	1
3,122	2,566	22%	Operating profit before goodwill amortization	1,120	948	18%
170	179	–5%	Equity in earnings of affiliated companies	63	82	–24%

3,292	2,745	20%	EBITA[3]	1,182	1,031	15%
(412)	(421)		Goodwill amortization	(133)	(141)
(129)	(177)		Interest expenses	(40)	(59)
(233)	(84)		Miscellaneous non oper. inc. / and exp.	(76)	(35)

2,518	2,062	22%	Income before tax	934	796	17%
(927)	(794)		Tax	(343)	(306)
(28)	(36)		Minority interests	(9)	(10)
(65)	(79)		Preferred remuneration	(21)	(18)

1,498	1,154	30%	Net Income	560	461	21%
793,252,821	786,235,375		Average number of outstanding shares	792,791,999	786,431,530

1.89	1.47	29%	EPS in € per share	0.71	0.59	21%

2.41	2.00	20%	EPS before goodwill amortization in € per share	0.87	0.77	14%

3,854	3,333	16%	EBITDA	1,371	1,224	12%

1	unaudited

2	on a comparable basis

3	= operating profit before goodwill amortization + equity in earnings of affiliated companies

Percentages are calculated before rounding the data in million euros

Consolidated Sales1
Aventis Core Businesses

in € million	YTD 2002	YTD 2001	Total Variance	Activity Variance[2]	Conversion Variance[2]	Structure Variance

Prescription drugs	11,916	11,129	7.1%	11.4%	–4.3%	0.0%
Vaccines	1,130	1,041	8.6%	12.3%	–3.7%	0.0%
Other & Eliminations	(14)	(19)	NA	NA	NA

Total Core Businesses	13,033	12,151	7.3%	11.5%	–4.3%	0.0%

in € million	Q3 / 2002	Q3 / 2001	Total Variance	Activity Variance[2]	Conversion Variance[2]	Structure Variance

Prescription drugs	3,753	3,716	1.0%	9.5%	–8.5%	0.0%
Vaccines	487	425	14.5%	21.5%	–7.1%	0.0%
Other & Eliminations	(7)	(7)	NA	NA	NA

Total Core Businesses	4,234	4,134	2.4%	10.8%	–8.4%	0.0%

1	unaudited

2	on a comparable basis

Percentages are calculated before rounding the data in million euros

Aventis Core Businesses – Sales by Country1

in € million	YTD 2002	YTD 2001	Activity variance[2]	Structure variance

United States	5,047	4,291	21.8%	0.0%
France	1,723	1,657	6.2%	–2.1%
Germany	807	794	1.9%	–0.3%
Japan	670	718	1.6%	–1.4%
Italy	470	440	6.8%	0.0%
United Kingdom	309	274	13.5%	0.0%
Mexico	294	297	3.4%	0.0%
Canada	285	274	10.1%	0.0%
Spain	246	229	7.8%	–0.4%
Brazil	236	269	3.2%	0.0%

Subtotal	10,086	9,242	13.0%	–0.5%
in % of total	77.4%	76.1%

Other countries	2,947	2,908	7.0%	1.6%

Total Net Sales	13,033	12,151	11.5%	0.0%

in € million	Q3 / 2002	Q3 / 2001	Activity variance[2]	Structure variance

United States	1,724	1,576	20.9%	0.0%
France	551	551	2.4%	–2.2%
Germany	265	251	6.7%	–0.9%
Japan	212	232	1.5%	–2.8%
Italy	131	118	11.7%	0.0%
United Kingdom	96	89	11.0%	0.0%
Canada	93	98	6.5%	0.0%
Mexico	91	100	7.5%	0.0%
Spain	79	72	10.4%	–0.7%
Brazil	49	74	–4.7%	0.0%

Subtotal	3,291	3,161	12.8%	–0.7%
in % of total	77.7%	76.5%

Other countries	942	972	4.3%	2.2%

Total Net Sales	4,234	4,134	10.8%	0.0%

1	unaudited

2	on a comparable basis

Percentages are calculated before rounding the data in million euros

Aventis Core Businesses Strategic Products – Change in Sales 20021

YTD 2002	YTD 2001	Activity Variance[2]	in € million	Q3 / 2002	Q3 / 2001	Activity Variance[2]

2,556	2,441	8.7%	Thrombosis/Cardiology	810	825	6.0%
1,165	1,064	13.7%	Lovenox / Clexane	356	357	10.1%
669	516	33.2%	Delix / Tritace	224	175	34.1%

1,279	1,087	22.1%	Oncology	444	379	25.5%
917	725	31.5%	Taxotere	321	260	33.8%
180	151	21.7%	Campto	63	50	30.2%

2,106	1,843	18.9%	Respiratory & Allergy	651	582	23.7%
1,535	1,250	27.9%	Allegra / Telfast	485	406	32.7%
236	187	31.6%	Nasacort	71	62	27.9%

587	483	27.7%	Arthritis / Osteoporosis	188	160	29.0%
203	181	16.7%	Arava	67	68	8.5%

1,141	1,057	12.8%	Central Nervous System	365	355	12.0%
401	272	52.0%	Copaxone[3]	142	102	51.3%

1,165	1,136	6.9%	Anti-Infectives	327	358	–2.8%
161	148	14.8%	Targocid	45	47	4.1%
207	139	54.5%	Tavanic	39	40	3.6%
26	1	NA	Ketek	11	1	NA

1,451	1,283	18.0%	Metabolism/ Diabetes	470	457	11.9%
414	344	26.6%	Amaryl	135	121	21.1%
125	127	0.7%	Insuman	43	42	5.9%
205	51	NA	Lantus	82	27	NA

			Total Vaccines
384	324	21.1%	Pediatric combination vaccines[4]	137	107	35.9%
238	220	11.6%	Polio vaccine[4]	73	75	7.0%
269	264	5.4%	Influenza vaccines[4]	219	194	18.1%
173	199	–11.3%	Traveler’s endemic range excluding meningitis[4]	58	65	–5.8%
77	84	–5.8%	Meningitis vaccines[4]	37	30	28.3%
130	88	50.5%	Adult Boosters[4]	54	26	118.4%

1	unaudited

2	On a comparable basis

3	Alliance with Teva Pharmaceuticals Industries Inc

4	Including the sales recorded in Europe by AP-MSD

Rilutek and Synercid are no longer reported as strategic products

Prescription Drugs Strategic Products – Change in Sales 2002 (U.S. / Non U.S.)1

YTD 2002	YTD 2001	Activity Variance[2]	U.S. in € million	Q3 / 2002	Q3 / 2001	Activity variance[2]

765	714	10.9%	Lovenox / Clexane	227	241	5.6%
0	0		Delix / Tritace	0
507	386	36.0%	Taxotere	176	143	35.7%
1,302	1,042	29.5%	Allegra / Telfast	428	361	31.5%
189	139	40.8%	Nasacort	59	49	34.0%
141	131	11.9%	Arava	46	50	2.6%
318	238	38.4%	Copaxone[3]	111	90	36.0%
139	118	21.5%	Amaryl	46	42	21.5%
164	26	NA	Lantus	66	18	NA

YTD 2002	YTD 2001	Activity Variance[2]	Non U.S. in € million	Q3 / 2002	Q3 / 2001	Activity variance[2]

400	350	19.4%	Lovenox / Clexane	130	117	19.6%
669	516	33.2%	Delix / Tritace	224	175	34.1%
410	339	26.4%	Taxotere	145	117	31.4%
180	151	21.7%	Campto	63	50	30.2%
233	208	19.9%	Allegra / Telfast	57	44	42.6%
47	48	5.0%	Nasacort	12	13	4.8%
62	50	29.2%	Arava	20	18	25.6%
83	34	147.7%	Copaxone[3]	32	12	163.6%
161	148	14.8%	Targocid	45	47	4.1%
207	139	54.5%	Tavanic	39	40	3.6%
26	1	NA	Ketek	11	1	NA
275	226	29.2%	Amaryl	88	79	20.9%
125	127	0.7%	Insuman	43	42	5.9%
41	24	69.1%	Lantus	16	9	81.3%

1	unaudited

2	on a comparable basis

3	alliance with Teva Pharmaceuticals Industries Inc

Rilutek and Synercid are no longer reported as strategic products

Aventis Non-Core Businesses
Consolidated Income Statement1

YTD 2002	YTD 2001%		in € million	Q3 / 2002	Q3 / 2001%

2,780	4,899	–43.3%	Net sales	250	1,242	–79.9%

(1,530)	(2,726)		Cost of goods sold	(157)	(694)

45.7%	44.4%		Gross margin (as % of sales)	44.3%	44.1%

(1,147)	(1,148)	–0.1%	SG&A and other	(53)	(322)	–83.4%
(259)	(464)	–44.1%	Research & Development	(25)	(154)	–83.6%
(17)	(18)	–5.3%	Restructuring	(2)	(8)	–80.0%

(173)	543	–131.9%	Operating profit before goodwill amortization	13	64	–80.2%
67	(58)	–215.2%	Equity in earnings of affiliated companies	33	(47)	–170.0%

(106)	485	–121.9%	EBITA[2]	46	17	176.5%

1	unaudited

2	= operating profit before goodwill amortization + equity in earnings of affiliated companies

Percentages are calculated before rounding the data in million euros

4.	Information about Rhodia

Rhodia published an annual report (document de référence) which was filed on April 24, 2002 with the Commission des Opérations de Bourse under number D.02-0655. Rhodia files annual reports in the U.S. with the SEC on Form 20-F and submits additional information to the SEC under cover of Form 6-K.

Since April 24, 2002 (the publication date of its 2001 annual report), Rhodia has published the following significant press releases, which are on the website of the Commission des Opérations de Bourse (www.cob.fr): First Quarter 2002 Results (April 29, 2002); Rhodia sells its paper latex business to Raisio (June 24, 2002); Changes within the board of directors of Rhodia (July 4, 2002); Rhodia to sell Rhodia-Ster to Gruppo Mossi & Ghisolfi, completing its exit from the Polyester sector (July 22, 2002); Rhodia sells its Kermel subsidiary specialized in technical fibers (July 23, 2002); Second Quarter 2002 Results (July 25, 2002); Rhodia completes the private placement of U.S. $290 million (July 31, 2002); Thierry Breton resigns from Rhodia’s Board of Directors (October 3, 2002); Rhodia reduces its debt by 190 million euros through sale of Rhodia-Ster to the Italian Gruppo Mossi & Ghisolfi (October 7, 2002); adjustments on the organization and membership of the board of directors of Rhodia (October 25, 2002); Results for the third quarter of 2002 (October 28, 2002); Rhodia sells its basic chemicals activities in Europe (November 4, 2002); 2003 Results Publications (November 14, 2002).

5.	Responsibility for the Offer to Purchase, responsibility for the auditing of the accounts and responsibility for the information

All the English language opinions below are a free translation of the original French “attestations” and therefore do not have the format of opinions as those issued for a filed U.S. document. Only the French text is legally binding.

5.1	Party responsible for the Offer to Purchase

Mr. Igor Landau Chairman of the Management Board of Aventis

5.2	Certification of the responsible party

“To our knowledge, the information in this prospectus reflects actual fact; it contains no omission of a nature which would alter their import.”

Chairman of the Management Board

Igor Landau

5.3	Parties responsible for the auditing of the accounts

	5.3.1	Statutory auditors

Coopers & Lybrand Audit, member of PriceWaterhouseCoopers 32, rue Guersant 75833 Paris Cedex 17

represented by Mr. Pierre-Bernard Anglade

Date of first mandate:	April 20, 1990

Term of current mandate:	Six fiscal years

Date of expiry:	Mandate expiring following the general meeting called to approve the accounts of the 2005 fiscal year

RSM Salustro Reydel 8, avenue Delcassé 75008 Paris

represented by Mr. Benoît Lebrun

Date of first mandate:	May 26, 1999

Term of current mandate:	Six fiscal years

Date of expiry:	Mandate expiring following the general meeting called to approve the accounts of the 2005 fiscal year

5.3.2	Deputy Statutory auditors

Gilles Gufflet 32, rue Guersant 75833 Paris Cedex 17

Date of first mandate:	May 26, 1999

Term of current mandate:	Six fiscal years

Date of expiry:	Mandate expiring following the general meeting called to approve the accounts of the 2005 fiscal year

François Chevreux 8, avenue Delcassé 75008 Paris

Date of first mandate:	May 26, 1999

Term of current mandate:	Six fiscal years

Date of expiry:	Mandate expiring following the general meeting called to approve the accounts of the 2005 fiscal year

5.3.3	Accountants

PricewaterhouseCoopers 32, rue Guersant 75833 Paris Cedex 17

Date of first mandate:	1973

Date of expiry:	Mandate renewable annually

5.4	Attestation of the statutory auditors

“In our capacity as statutory auditors of Aventis and in accordance with COB Regulation 2002-04, we have proceeded, pursuant to professional standards applicable in France, with the verification of the information on the financial position and historical accounts provided in this prospectus drafted in relation to the tender offer initiated by Aventis.

This prospectus supplements the “document de reference” number D.02-191 filed with the COB on April 5, 2002, which was already the subject of an opinion from us dated April 5, 2002 in which we concluded that, based on the procedures carried out, we had no observations to make on the fairness of the information regarding the financial position and accounts presented in the “document de reference”.

This prospectus was drafted under the responsibility of Mr. Igor Landau, Chairman of the Management Board of Aventis. It is our duty to express an opinion on the fairness of the information which it contains regarding the financial position and accounts of Aventis.

Our procedures consisted, pursuant to professional standards applicable in France, in assessing the fairness of the information regarding the financial position and accounts presented in the prospectus and to verify their adequacy with the accounts having been the subject of a report drafted by us. It also consisted in reading the other information contained in the prospectus, in order to identify, as the case may be, significant inconsistencies with the information regarding the financial position and accounts, and to point out obviously erroneous information which we may have noted on the basis of our general knowledge of the company which we have acquired in the context of our assignment, it being specified that this prospectus does not include projected data.

On the basis of this procedure, we do not have any observations to make on the fairness of the information regarding the financial position and accounts presented in this prospectus.”

Paris, November 26, 2002

The Statutory Auditors

Coopers & Lybrand Audit	RSM Salustro Reydel
member of PricewaterhouseCoopers
Mr. Pierre-Bernard Anglade	Mr. Benoît Lebrun

5.5	Party responsible for the information

Mr. Igor Landau, Chairman of the Management Board of Aventis Aventis Espace Européen de l’Entreprise 16, avenue de l’Europe 67300 Schiltigheim France Tel.: 03.88.99.11.00 www.aventis.com

5.6	Party responsible for the presentation of the Offer

“As of the date hereof, JPMorgan Chase Bank, Presenting Institution, attests that to its knowledge, the description of the Offer which it has examined on the basis of information provided by Aventis, and the description of the items for assessment of the proposed price, reflect actual fact and include no omission of a nature which would alter their import, and that the proposed price is in line with market conditions generally and to the market conditions of Aventis in particular.”

JPMorgan Chase Bank

In Paris, November 27, 2002

Back to Contents

Exhibit 2

Letter of Transmittal for
Holders of American Depositary
Notes

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION:

     IF YOU ARE IN ANY DOUBT ABOUT WHAT ACTION TO TAKE IN CONNECTION WITH THE TENDER OFFER YOU SHOULD IMMEDIATELY CONSULT YOUR STOCKBROKER, BANK MANAGER, ATTORNEY OR ACCOUNTANT OR AN INDEPENDENT FINANCIAL ADVISOR.

LETTER OF TRANSMITTAL

To Accept the Offer

Of
AVENTIS
For

All of its Outstanding

3.25% Exchangeable Notes Due 2003

Pursuant to the Offer To Purchase, dated November 27, 2002

THE TENDER OFFER AND WITHDRAWAL RIGHTS WITH RESPECT TO NOTES IN THE FORM OF AMERICAN DEPOSITARY NOTES WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 5, 2002 (THE “EXPIRATION TIME”). AVENTIS AMERICAN DEPOSITARY NOTES REPRESENTED BY AMERICAN DEPOSITARY NOTE RECEIPTS WHICH ARE TENDERED PURSUANT TO THE TENDER OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION TIME.

The U.S. Tender Agent for the Tender Offer is:

The Bank of New York

By mail: The Bank of New York Tender and Exchange Department P.O. Box 11248 Church Street Station New York, NY 10286-1248	By courier: The Bank of New York Tender and Exchange Department 101 Barclay Street Receive and Deliver Window – Street Level New York, NY 10286	By hand: The Bank of New York Tender and Exchange Department 101 Barclay Street Receive and Deliver Window – Street Level New York, NY 10286

For information on how to participate in the Tender Offer, contact the Tender Agent
Call toll free: (800) 507-9357

     THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

     DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS, OTHER THAN AS SET FORTH ABOVE, WILL NOT CONSTITUTE A VALID DELIVERY.

     This Letter of Transmittal relates to the Offer to Purchase dated November 27, 2002 (as it may be supplemented and amended from time to time, the “Offer to Purchase”) of Aventis, a société anonyme organized under the laws of the Republic of France (“Aventis”), and this Letter of Transmittal (the “Letter of Transmittal”), which together constitute Aventis’s offer (the “Tender Offer”) to purchase all of its outstanding 3.25% Exchangeable Notes Due 2003, nominal value Euro 23.22 each (the “Notes”), including Notes represented by American depositary notes (“ADNs”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

     ACCEPTANCE OF THIS TENDER OFFER BY MEANS OF THIS LETTER OF TRANSMITTAL CAN ONLY BE MADE BY REGISTERED HOLDERS OF ADNs EVIDENCED BY AMERICAN DEPOSITARY NOTE RECEIPTS (“ADNRs”). If you hold the ADNs in book-entry form and you wish to accept the Tender Offer, you should follow the procedures for book-entry transfer described in “Procedures for Tendering ADNs” in the Supplemental Information to Aventis’s Offer to Purchase all of its outstanding 3.25% Exchangeable Notes due 2003, dated November 27, 2002 (the “Supplemental Information”). If you hold Notes that are not represented by ADNs, you can obtain instructions or an order form for accepting the Tender Offer in respect of those Notes from your financial intermediary or your U.S. financial institution, as appropriate. See Section 2.4.1 of the Offer to Purchase. See also Instructions 12 and 13.

     The distribution of the Offer to Purchase, this Letter of Transmittal and the Supplemental Information, and the making of the Tender Offer may, in certain jurisdictions, be restricted by law. The Tender Offer is not being made, directly or indirectly, in or into, and will not be capable of acceptance from within, any jurisdiction in which the making of the Tender Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Persons who come into possession of the Offer to Purchase and this Letter of Transmittal should inform themselves of and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Aventis does not assume any responsibility for any violation by any person of any such restriction.

     This Letter of Transmittal is to be completed by registered holders of ADNs only if ADNRs are to be forwarded herewith. Delivery of a Letter of Transmittal, ADNRs and any other required documents to the U.S. Tender Agent by registered holders of ADNs will be deemed (without any further action by the U.S. Tender Agent) to constitute an acceptance of the Tender Offer by such registered holder with respect to the ADNs evidenced by such ADNRs subject to the terms and conditions set forth in the Offer to Purchase and this Letter of Transmittal.

DESCRIPTION OF ADNs TENDERED

Name(s) and Address(es) of Registered Holder(s) (Please fill in, if blank, exactly as name(s) appear(s) on American Depositary Note Receipt(s)	American Depositary Note Receipt(s) evidencing ADN(s) tendered (Attach additional list, if necessary)

	American Depositary Note Receipt(s) Number(s)	Total Number of ADN(s) Evidenced By American Depositary Note Receipt(s)	Number of ADN(s) Tendered*

Total ADNs

*	Unless otherwise indicated, it will be assumed that all ADNs evidenced by each ADNR delivered to the U.S. Tender Agent are being tendered hereby. See Instruction 4.

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NOTE: SIGNATURES MUST BE PROVIDED BELOW.
PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

     Ladies and Gentlemen:

     The undersigned hereby instructs the U.S. Tender Agent to accept the Tender Offer on behalf of the undersigned with respect to the Notes in the form of ADNs evidenced by ADNRs (which expression in this Letter of Transmittal shall, except where the context otherwise requires, be deemed to include, without limitation, the Notes represented thereby) specified in the box entitled “Description of ADNs Tendered” pursuant to Aventis’s offer to purchase all outstanding Notes for cash consideration in the amount of the Offer Consideration (as defined in the Offer to Purchase), subject to the terms and conditions set forth in the Offer to Purchase, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which is applicable only to registered holders of ADNRs evidencing ADNs and which, together with the Offer to Purchase and any amendments or supplements thereto, constitutes the “Tender Offer”). The undersigned hereby acknowledges that delivery of this Letter of Transmittal, ADNRs evidencing tendered ADNs and any other required documents to the U.S. Tender Agent by a registered holder of ADNs will be deemed (without any further action by the U.S. Tender Agent) to constitute acceptance of the Tender Offer by such registered holder in respect of such registered holder’s ADNs, upon the terms and subject to the conditions of the Tender Offer set forth in the Offer to Purchase.

     Cash consideration to be paid to registered holders of tendered ADNs will be converted on the spot market from euro to U.S. dollars as arranged by the U.S. Tender Agent and distributed, net of any expenses incurred, to registered holders of ADNs by the U.S. Tender Agent.

     The undersigned understands that acceptance of the Tender Offer by the undersigned pursuant to the procedures described herein and in the instructions hereto, subject to the withdrawal rights described in the Supplemental Information, will constitute a binding agreement between the undersigned and Aventis upon the terms and subject to the conditions of the Tender Offer set forth in the Offer to Purchase and in this Letter of Transmittal. IF ACCEPTANCE HAS BEEN MADE IN RESPECT OF ADNs, THEN A SEPARATE ACCEPTANCE IN RESPECT OF THE NOTES REPRESENTED BY SUCH ADNs MAY NOT BE MADE.

     The undersigned hereby delivers to the U.S. Tender Agent the above-described ADNs evidenced by ADNRs and accepts the Tender Offer with respect thereto, in accordance, with the terms and conditions of the Offer to Purchase and this Letter of Transmittal, receipt of which is hereby acknowledged.

     Upon the terms and subject to the conditions of the Tender Offer (including, if the Tender Offer is revised or amended, the terms or conditions of any such revision or amendment), and effective at the time that all conditions to the Tender Offer have been satisfied or, where permitted, waived (at which time Aventis will give notice thereof to the U.S. Tender Agent), and if he or she has not validly withdrawn his or her acceptance, the undersigned hereby sells, assigns and transfers to, or upon the order of, Aventis, all right, title and interest in and to all ADNs with respect to which the Tender Offer is being accepted (and any and all ADNs or other securities or rights issuable in respect of such ADNs) and irrevocably constitutes and appoints the U.S. Tender Agent as the true and lawful agent and attorney-in-fact of the undersigned with respect to such ADNs (and any such other ADNs, securities or rights), with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (a) deliver ADNRs evidencing such ADNs (and any such other ADNs, securities or rights) together with all accompanying evidences of transfer and authenticity to, or upon the order of, Aventis or any person designated by Aventis, (b) present such ADNRs evidencing such ADNs (and any such other ADNs, securities or rights) for transfer, and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such ADNs (and any such other ADNs securities or rights), all in accordance with the terms of the Tender Offer.

     The undersigned agrees that its execution hereof (together with any signature guarantees) and its delivery to the U.S. Tender Agent shall constitute an acceptance of the Tender Offer with respect to any revision of the Tender Offer in accordance with the terms set forth in the Offer to Purchase.

     The undersigned hereby represents and warrants that the undersigned has full power and authority to accept the Tender Offer and to sell, assign and transfer the ADNs (and the right to receive the Notes represented by such ADNs) in respect of which the Tender Offer is being accepted or deemed to be accepted (and any and all other ADNs, securities or rights issued or issuable in respect of such ADNs) and, when the same are purchased by Aventis, Aventis will acquire good title thereto, free from all liens, charges, equities, encumbrances, and other interests and together with all rights now or hereinafter attaching thereto. The undersigned will, upon request, execute

3

any additional documents reasonably considered by Aventis or the U.S. Tender Agent to be necessary or desirable to complete the sale, assignment and transfer of the ADNs in respect of which the Tender Offer is being accepted (and any such other ADNs, securities or rights).

     All authority herein conferred or agreed to be conferred pursuant to this Letter of Transmittal shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned. Except as stated in the Offer to Purchase, this acceptance is irrevocable.

     Unless otherwise indicated herein under “Special Issuance Instructions”, the undersigned hereby instructs the U.S. Tender Agent to issue, or cause to be issued, the check for the cash consideration in the name(s) of the registered holder(s) appearing under “Description of ADNs Tendered”. Similarly, unless otherwise indicated under “Special Delivery Instructions”, the undersigned hereby instructs the U.S. Tender Agent to mail the check for the cash consideration and/or return, or cause to be returned, any ADNRs evidencing ADNs in respect of which the Tender Offer is not being accepted or which are not purchased (and accompanying documents, as appropriate) to the address(es) of the registered holder(s) appearing under “Description of ADNs Tendered”. In the event that the “Special Issuance Instructions” and/or “Special Delivery Instructions” are completed, the undersigned hereby instructs the U.S. Tender Agent to (i) issue and/or mail, or cause to be issued and/or mailed, the check for the cash consideration, if any, in the name(s) of, and/or to the address of, the person or persons so indicated, and/or (ii) return, or cause to be returned, any ADNRs evidencing ADNs in respect of which the Tender Offer is not being accepted or which are not purchased, if any, to the person at the address so indicated. The undersigned recognizes that the U.S. Tender Agent will not transfer any ADNs that are not purchased pursuant to the Tender Offer from the name of the registered holder thereof to any other person.

     Participants in the book-entry clearing system of The Depository Trust Company (“DTC”) will receive the cash consideration in accordance with the procedures of DTC on behalf of registered holders of ADNs held in book-entry form and tendered into the Tender Offer through DTC.

     SUBJECT TO THE TERMS OF THE OFFER TO PURCHASE, THIS LETTER OF TRANSMITTAL SHALL NOT BE CONSIDERED COMPLETE AND VALID, AND PAYMENT OF CONSIDERATION, PURSUANT TO THE TENDER OFFER SHALL NOT BE MADE, UNTIL ADNRs EVIDENCING THE ADNs IN RESPECT OF WHICH THE TENDER OFFER IS BEING ACCEPTED AND ALL OTHER REQUIRED DOCUMENTATION HAVE BEEN RECEIVED BY THE U.S. TENDER AGENT AS PROVIDED IN THE OFFER TO PURCHASE AND THIS LETTER OF TRANSMITTAL.

                  CHECK HERE IF ANY ADNRs EVIDENCING ADNs THAT YOU OWN HAVE BEEN LOST, STOLEN OR DESTROYED AND SEE INSTRUCTION 11.

     Number of ADNs evidenced by the lost, stolen or destroyed ADNRs:

SPECIAL ISSUANCE INSTRUCTIONS (See Instructions 1, 5, 6 and 7)	SPECIAL ISSUANCE INSTRUCTIONS (See Instructions 1, 5, 6 and 7)
To be completed ONLY if the check for the cash consideration is to be issued in the name of someone other than the undersigned. Issue check to: Name: Address:

To be completed ONLY if the check for the cash consideration is to be mailed to someone other than the undersigned or to the undersigned at an address other than that shown below the undersigned signature(s).

Mail check to:

Name:

Address:

(Taxpayer Identification or Social Security Number) (See Substitute Form W-9)	(Taxpayer Identification or Social Security Number) (See Substitute Form W-9)

4

IMPORTANT

SIGN HERE AND COMPLETE SUBSTITUTE FORM W-9 INCLUDED HEREIN

AUTHORIZED SIGNATURE
AUTHORIZED SIGNATURE
(Signature(s) of Owner(s))

Dated:                                                                                     , 2002

     (Must be signed by registered holder(s) exactly as name(s) appear(s) on ADNR(s) evidencing the ADS(s) or by person(s) to whom such ADNR(s) have been assigned and transferred, as evidenced by endorsement, stock powers and other documents transmitted herewith. If signatures by any trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide the following information and see Instruction 5)

Name(s):
(Please Type or Print)

Name of Firm:

Capacity (full title):
(See Instructions)

Address:

(Include Zip Code)

Daytime Area Code and Telephone No:
Taxpayer Identification or Social Security No:

GUARANTEE OF SIGNATURE(S)
(See Instructions 1 and 5)

FOR USE BY ELIGIBLE INSTITUTIONS ONLY.
ELIGIBLE INSTITUTIONS: PLACE MEDALLION GUARANTEE IN SPACE BELOW

Authorized signature(s):

Name:
(Please type or Print)

Name of Firm:

Address:

(Include Zip Code)

Daytime Area Code and Telephone No:

Dated:                                                                                     , 2002

5

INSTRUCTIONS
Forming Part of the Terms and Conditions of the Tender Offer

     1. Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal if (a) the Letter of Transmittal is signed by the registered holder(s) of the ADNs evidenced by ADNRs in respect of which the Tender Offer is being accepted hereby and such holder(s) have not completed either the box entitled “Special Issuance Instructions” or the box entitled “Special Delivery Instructions” in this Letter of Transmittal or (b) the Tender Offer is being accepted in respect of ADNs for the account of an Eligible Institution (as defined below). In all other cases, all signatures on this Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program or the Stock Exchange Medallion Program (an “Eligible Institution”). See Instruction 5.

     2. Delivery of Letter of Transmittal and ADNRs. This Letter of Transmittal is to be completed only if ADNRs evidencing ADNs are to be forwarded herewith. ADNRs evidencing ADNs, as well as a properly completed and duly executed Letter of Transmittal (or a copy thereof) and any other documents required by this Letter of Transmittal must be received by the U.S. Tender Agent at one of its addresses set forth on the front page of this Letter of Transmittal prior to the Expiration Time. If ADNRs evidencing ADNs are forwarded to the U.S. Tender Agent in multiple deliveries, a properly completed and duly executed Letter of Transmittal must accompany each such delivery.

     THE METHOD OF DELIVERY OF ADNs EVIDENCED BY ADNRs AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE REGISTERED HOLDERS OF ADNs ACCEPTING THE TENDER OFFER AND THE DELIVERY WILL BE MADE ONLY WHEN ACTUALLY RECEIVED BY THE U.S. TENDER AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     No alternative, conditional or contingent acceptances will be accepted. All accepting registered holders of ADNs, by execution of this Letter of Transmittal (or copy hereof), waive any right to receive any notice of the acceptance of their ADNs for payment.

     3. Inadequate Space. If the space provided herein is inadequate, the serial numbers of the relevant ADNRs and/or the number of ADNs, and any other required information, should be listed on a separate schedule attached hereto and separately signed on each page thereof in the same manner as this Letter of Transmittal is signed.

     4. Partial Acceptances. If the Tender Offer is to be accepted in respect of less than all of the ADNs evidenced by any ADNRs delivered to the U.S. Tender Agent herewith, fill in the number of ADNs in respect of which the Tender Offer is being accepted in the box entitled “Number of ADNs Tendered”. In such case, a new ADNR evidencing the remainder of the ADNs (in respect of which the Tender Offer is not being accepted) evidenced by the old ADNR will be sent to the person(s) signing this Letter of Transmittal as soon as practicable following the date on which the ADNs in respect of which the Tender Offer has been accepted are purchased. The Tender Offer will be deemed to have been accepted in respect of all ADNs evidenced by ADNRs delivered to the U.S. Tender Agent unless otherwise indicated. In the case of partial acceptances, ADNRs evidencing ADNs in respect of which the Tender Offer was not accepted will not be reissued to a person other than the registered holder.

     5. Signatures on Letter of Transmittal; Endorsements. If this Letter of Transmittal is signed by the registered holder(s) of the ADNs in respect of which the Tender Offer is being accepted hereby, the signature(s) must correspond with the name(s) as written on the face of the ADNRs evidencing such ADNs without alteration, enlargement or any other change whatsoever.

     If any of the ADNs in respect of which the Tender Offer is being accepted are owned of record by two or more owners, all such owners must sign this Letter of Transmittal.

     If any of the ADNs in respect of which the Tender Offer is being accepted are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of ADNs.

6

     If this Letter of Transmittal is signed by the registered holder(s) of the ADNs listed and transmitted hereby, no endorsements of the ADNRs evidencing such ADNs are required unless the payment of the cash consideration is to be issued to a person other than the registered holder(s). Signatures on such ADNRs must be guaranteed by an Eligible Institution.

     If this Letter of Transmittal is signed by a person other than the registered holder(s) of the ADNs listed, the ADNRs evidencing such ADNs must be endorsed and must be signed exactly as the name(s) of the registered holder(s) appear(s) on such ADNRs. Signatures on such ADNRs must be guaranteed by an Eligible Institution.

     If this Letter of Transmittal or any ADNRs are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of a corporation or other persons acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to Aventis of such person’s authority so to act must be submitted.

     6. Transfer Taxes. Neither Aventis nor the U.S. Tender Agent will pay or cause to be paid any transfer taxes with respect to the sale and transfer of the ADNs to Aventis or its order pursuant to the Tender Offer. In the event that any transfer tax is payable with respect to an ADN or ADNR, such tax shall be payable by the registered holder(s).

     7. Special Payment and Delivery Instructions. If the check for the cash consideration is to be issued in the name of a person other than the person(s) signing this Letter of Transmittal or if such check for the cash consideration is to be sent to a person other than the person(s) signing this Letter of Transmittal or to an address other than that shown in the box entitled “Description of ADNs Tendered”, the boxes entitled “Special Issuance Instructions” and/or “Special Delivery Instructions” on this Letter of Transmittal should be completed. If the check for the cash consideration is to be issued in the name of a person other than the registered holder(s) of ADNs, signatures on the ADNRs evidencing such ADNs guaranteed by an Eligible Institution are required as provided in Instruction 5.

     8. Questions and Requests for Assistance or Additional Copies. Questions and requests for assistance may be directed to the U.S. Tender Agent at its address or telephone number set forth above. Additional copies of the Offer to Purchase and this Letter of Transmittal may be obtained from the U.S. Tender Agent.

     9. Substitute Form W-9 and U.S. Backup Withholding. In order to avoid “backup withholding” of U.S. federal income tax at a rate of 30% on the gross proceeds payable upon the surrender of ADNs pursuant to the Tender Offer, a registered holder of ADNs must, unless an exemption applies, provide the U.S. Tender Agent with his or her correct Taxpayer Identification Number (“TIN”) on the Substitute Form W-9 on this Letter of Transmittal and certify, under penalties of perjury, that such number is correct and that he or she is not subject to backup withholding. If a registered holder of ADNs has been notified by the U.S. Internal Revenue Service that such registered holder is subject to backup withholding, such registered holder must cross out item (2) of the Certification box of the Substitute Form W-9, unless such registered holder has since been notified by the U.S. Internal Revenue Service that such registered holder is no longer subject to backup withholding. Failure to provide the information on the Substitute Form W-9 may subject the registered holder of ADNs to a $50 penalty and to U.S. federal income tax withholding at a rate of 30% on the payment of the gross proceeds payable to such registered holder in respect of the ADNs purchased from such registered holder. If the tendering holder of ADNs has not been issued a TIN and has applied for one or intends to apply for one in the near future, such registered holder should write “Applied For” in the space provided for the TIN in Part I of the Substitute Form W-9, and sign and date the Substitute Form W-9. If “Applied For” is written in Part I, the U.S. Tender Agent may retain the gross proceeds otherwise to be paid to the registered holder or other payee during the sixty (60) day period following the date of the Substitute Form W-9. If the tendering holder or other payee furnishes the U.S. Tender Agent with his TIN within sixty (60) days of the date of the Substitute Form W-9, the U.S. Tender Agent will remit the amounts retained during such period to the tendering holder or other payee. If, however, the tendering holder or other payee has not provided the U.S. Tender Agent with his correct TIN within the sixty (60) day period, a $50 penalty may be imposed by the U.S. Internal Revenue Service and the U.S. Tender Agent will remit to the U.S. Internal Revenue Service as backup withholding cash equal to 30% of the fair market value of the gross proceeds immediately before or on the date they are paid or made available to the tendering holder or his agent, and thereafter will distribute the remaining gross proceeds to the tendering holder or other payee. In addition, if a registered holder of ADNs makes a false statement that results in no imposition of backup withholding, and there

7

was no reasonable basis for making such statement, a $500 penalty may be imposed by the U.S. Internal Revenue Service.

     Backup withholding is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be applied for from the U.S. Internal Revenue Service.

     The TIN that is to be provided on the Substitute Form W-9 is that of the registered holder(s) of the ADNs or of the last transferee appearing on the transfers attached to, or endorsed on, the ADNRs evidencing the ADNs. The TIN for an individual is his or her U.S. social security number. Each tendering holder of ADNs generally is required to notify the U.S. Tender Agent of his or her correct TIN by completing the Substitute Form W-9 contained herein, certifying that the TIN provided on Substitute Form W-9 is correct (or that such registered holder is awaiting a TIN) and that (1) such registered holder has not been notified by the U.S. Internal Revenue Service that such registered holder is subject to backup withholding as a result of a failure to report all interest or dividends or (2) the U.S. Internal Revenue Service has notified such registered holder that such registered holder is no longer subject to backup withholding (see Substitute Form W-9). In addition, Aventis or the U.S. Tender Agent may be required to backup withhold if the U.S. Internal Revenue Service requires it to do so.

     Exempt persons (including, among others, all corporations) are not subject to backup withholding and should indicate their exempt status on Substitute Form W-9. A non-U.S. individual or non-U.S. entity may qualify for an exemption from the backup withholding by submitting a statement (U.S. Internal Revenue Service Form W-8BEN), signed under penalties of perjury, certifying such person’s non-U.S. status. U.S. Internal Revenue Service Form W-8BEN can be obtained from the U.S. Tender Agent. A registered holder of ADNs should consult his or her tax advisor as to his or her qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

     If ADNRs evidencing ADNs are in more than one name or are not in the name of the actual owner, consult the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which number to report.

     For additional guidance, see the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     10. Waiver of Conditions. Except to the extent provided in the Offer to Purchase and by French tender offer regulations, Aventis reserves the absolute right in its sole discretion to waive any of the specified conditions of the Tender Offer, in whole or in part.

     11. Lost, Destroyed or Stolen ADNRs. If any ADNRs evidencing ADNs have been lost, destroyed or stolen, the registered holder thereof should promptly notify the U.S. Tender Agent by checking the box immediately preceding the special issuance/special delivery instructions boxes and indicating the number of ADNs evidenced by such lost, destroyed or stolen ADNRs. The registered holder thereof will then be instructed by the U.S. Tender Agent as to the steps that must be taken in order to replace such ADNRs. This Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost, destroyed or stolen ADNRs have been followed.

     12. Holders of Notes Not Represented by ADNs. Holders of Notes not represented by ADNs should receive instructions and/or an order form for participating in the Tender Offer from their financial intermediary or U.S. financial institution and may not accept the Tender Offer in respect of Notes pursuant to this Letter of Transmittal except insofar as those Notes are represented by ADNs evidenced by ADNRs. If any holder of Notes which are not represented by ADNs needs to obtain instructions and/or a copy of an order form, such holder should contact his or her financial intermediary or U.S. financial institution directly.

     13. Holders of ADNs in Book-Entry Form. Holders of ADNs in book-entry form may tender into the Tender Offer by causing to be delivered to the U.S. Tender Agent (i) a timely confirmation of a book-entry transfer of their ADNs into the U.S. Tender Agent’s account at DTC, (ii) an agent’s message through DTC’s automated tender offer program (as defined in the Supplemental Information) in lieu of this Letter of Transmittal and (iii) any other required documents prior to the Expiration Time.

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     Important: This Letter of Transmittal (or copy hereof), properly completed and duly executed (together with any required signature guarantees and ADNRs evidencing the ADNs tendered hereby and all other required documents) must be received by the U.S. Tender Agent prior to the Expiration Time.

PAYER’S NAME: THE BANK OF NEW YORK, AS U.S. TENDER AGENT

SUBSTITUTE

Form W-9 Department of the Treasury Internal Revenue Service Payer’s Request for Taxpayer Identification Number (TIN)	Part I — Taxpayer Identification Number. For all accounts, enter your taxpayer identification number in the box at right. (For most individuals, this is your social security number. If you do not have a number, see “Obtaining a Number” in the Guidelines.) Certify by signing and dating below. Note: If the account is in more than one name, see the chart in the Guidelines to determine which number to give the payer.

____________________________ Social security number or ____________________________ Employer identification number ____________________________ (if awaiting TIN write “Applied for”)

Part II — For Payees Exempt from Backup Withholding, see the Guidelines and complete as instructed therein.

Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

(3) I am a U.S. person (including a U.S. resident alien).

Certification Instructions — You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the Guidelines.)

SIGNATURE:_____________________________ DATE: __________________,2002

NOTE:	FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN A $50 PENALTY IMPOSED BY THE IRS AND BACKUP WITHHOLDING OF 30% OF GROSS PROCEEDS PAID TO YOU PURSUANT TO THIS TENDER OFFER. PLEASE REVIEW THE “GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9” FOR ADDITIONAL DETAILS.

NOTE:	YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU ARE AWAITING A TAXPAYER IDENTIFICATION NUMBER.

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CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

     I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number the U.S. Tender Agent may retain gross proceeds otherwise payable to me to ensure that cash equal to 30% of the value thereof will be remitted to the IRS following the expiration of sixty (60) days after the date of this certificate.

Signature:                                                                                                               Date:

     Copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal and ADNRs and any other required documents should be sent or delivered by each registered holder of ADNs or such registered holders’ broker, dealer, commercial bank, trust company or other nominee to the U.S. Tender Agent at one of its addresses set forth above.

     Questions or requests for assistance may be directed to the U.S. Tender Agent at its addresses and telephone number on the front page hereof. Additional copies of this Offer to Purchase and this Letter of Transmittal may be obtained from the U.S. Tender Agent. A registered holder of ADNs may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Tender Offer.

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Exhibit 3

Supplemental Information
Document for Holders of
American Depositary Notes

Supplemental Information to Aventis’s Offer to Purchase all of its outstanding 3.25% Exchangeable Notes due 2003

November 27, 2002

The following information is being provided to detail the specific procedures to be followed by registered holders of Notes in the form of American depositary notes (“ADNs”) wishing to participate in the Tender Offer. This information is supplemental to, and should be read in conjunction with the Offer to Purchase, dated November 27, 2002, for up to all of Aventis’s 3.25% Exchangeable Notes due October 22, 2003, (the “Offer to Purchase”) and the related Letter of Transmittal (“Letter of Transmittal”), each of which has been delivered together with this Supplemental Information. Capitalized terms used herein but not defined shall have the meaning given to them in the Offer to Purchase and the Letter of Transmittal.

1. Procedures for Tendering ADNs

Tender of ADNs Held in Book-Entry Form.

To tender ADNs held in book-entry form, you must deliver, or cause to be delivered, to The Bank of New York, acting as tender agent (the “U.S. Tender Agent”), the following:

•	a timely confirmation of a book-entry transfer of the tendered ADNs into the U.S. Tender Agent’s account at DTC (“Book-Entry Confirmation”);

•	an Agent’s Message (as defined below);

•	any other documents required by the Letter of Transmittal.

The U.S. Tender Agent must receive the Book-Entry Confirmation, the Agent’s Message, and any other required documents prior to 5:00 p.m., New York time, on December 5, 2002 (the “Expiration Date”). Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the U.S. Tender Agent.

DTC’s Automated Tender Offer Program (“ATOP”) is the only method of processing the Tender Offer through DTC. To accept the Tender Offer in respect of the ADNs through ATOP, participants in DTC must send, prior to 5:00 p.m., New York time, on the Expiration Date, electronic instructions to DTC through DTC’s communication system in place of sending a signed, hard copy Letter of Transmittal. DTC is obligated to communicate those electronic instructions to the U.S. Tender Agent. To tender ADNs through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the U.S. Tender Agent must contain an Agent’s Message (as defined below).

The term “Agent’s Message” means a message transmitted by DTC to and received by the U.S. Tender Agent and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the ADNs that such participant has received and agrees to be bound by the terms of the Offer to Purchase and the Letter of Transmittal and that Aventis may enforce such agreement against the participant.

Tender of ADNs Held in Physical Form. Registered holders of ADNs evidenced by American depositary note receipts (“ADNRs”) in physical form may participate in the Tender Offer by delivering such certificated ADNRs to the U.S. Tender Agent along with an executed copy of the Letter of Transmittal, any required signature guarantees and any other documents required by the U.S. Tender Agent. See the attached Letter of Transmittal for specific instructions.

General. The method of delivery of an ADNR, the Letter of Transmittal and all required documents, including delivery of ADNs in book-entry form through DTC, is at the option and risk of the tendering noteholder, and the delivery will be deemed made only when actually received by the U.S. Tender Agent (including in the case of a book-entry transfer a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases sufficient time should be allowed to ensure timely delivery.

2. Procedures for Withdrawing Tendered ADNs

For a withdrawal of a tender of ADNs to be effective, a written notice of withdrawal or an electronic ATOP transmission (for ADNs held in book-entry form in DTC) must be received by the U.S. Tender Agent prior to 5:00 p.m., New York time, on the Expiration Date. Any notice of such withdrawal must (i) specify the name of the person having deposited the ADNs to be withdrawn; (ii) identify the ADNs to be withdrawn (including the principal amount of such ADNs); and (iii) specify the account to which any such ADNs are to be credited, if different than that of the tendering noteholder.

All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by Aventis, whose determination will be final and binding on all parties. Any ADNs so withdrawn will be deemed not to have been validly tendered for purposes of the Tender Offer. Properly withdrawn ADNs may be retendered by following the procedures described above under “Procedures for Tendering Notes” at any time on or prior to 5:00 p.m., New York time, on the Expiration Date.

Any permitted withdrawals of tenders of ADNs may not be rescinded, and any ADNs so withdrawn will thereafter be deemed not validly tendered for purposes of the Tender Offer; provided, however, that withdrawn ADNs may again be tendered by following the procedures for tendering at or prior to the Expiration Date.

Any ADNs that have been tendered for purchase but which are withdrawn will be credited as soon as practicable after withdrawal to an account maintained with DTC for the ADNs.

3. Manner of Acceptance of Tendered Notes and ADNs

The payment date for the Notes in the form of ADNs is expected to be December 23, 2002.

Upon the terms and subject to the conditions of the Tender Offer (including if the Tender Offer is amended, the terms and conditions of any such amendment) and applicable law, Aventis will purchase for cash up to all of its outstanding Notes, including Notes in the form of ADNs, by accepting validly tendered Notes for payment, and will promptly pay for ADNs validly tendered pursuant to the Tender Offer (and not withdrawn, or if withdrawn validly retendered) at or prior to 5:00 p.m., New York time. On December 17, 2002, JPMorgan Chase Bank, acting on behalf of Aventis, will deposit with Euronext Paris the aggregate Offer Consideration in immediately available funds. On the same day, Euronext Paris will credit the account of J.P. Morgan Securities Ltd., acting as purchasing market member. J.P. Morgan Securities Ltd. will transfer the funds to the various selling market members on December 18, 2002, who will in turn credit the appropriate amounts of Offer Consideration to the authorized intermediaries on December 19, 2002. The authorized intermediaries will act as agent for the noteholders for the purpose of receiving payment of the Offer Consideration from Aventis and transmitting such payment to tendering noteholders, including The Bank of New York as U.S. Tender Agent on behalf of holders of any validly tendered ADNs. The U.S. Tender Agent will arrange for conversion of the Offer Consideration it receives in Euro into U.S. dollars at the applicable spot rate on such date, and distribute the resulting amount in U.S. dollars through DTC to tendering ADN holders. Under no circumstances will Aventis pay

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interest on the Offer Consideration by reason of any delay by a noteholder’s authorized intermediary in making payment.

In all cases, payment by Aventis of the aggregate Offer Consideration for Notes purchased pursuant to the Tender Offer will be made only after timely receipt by Euronext Paris of (i) timely confirmation of a book-entry transfer of such Notes into the account at Euronext Paris established for the purposes of the Tender Offer and (ii) duly completed tender letters and summary schedules from the authorized intermediaries tendering such Notes. Additionally, with respect to Notes in the form of ADNs, payment by Aventis of the aggregate Offer Consideration for ADNs purchased pursuant to the Tender Offer will be made only after timely receipt by the U.S. Tender Agent of (i) timely confirmation of a book-entry transfer of such ADNs into the account at DTC established by the U.S. Tender Agent for the purposes of the Tender Offer, (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) or a properly transmitted Agent’s Message (as defined above), and (iii) any other documents required by the Letter of Transmittal.

4. Return of Unpurchased Notes and ADNs

If any tendered Notes, including Notes in the form of ADNs, are not purchased pursuant to the Tender Offer for any reason, such Notes not purchased will be returned, without expense, to the tendering noteholder promptly (or in the case of Notes tendered by book-entry transfer such Notes will be credited) to the account from which such Notes were delivered after the expiration or termination of the Tender Offer.

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